Exhibit 11

BRUSH ENGINEERED MATERIALS INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	Second Quarter Ended		Six Months Ended
	June 29	June 30	June 29	June 30
	2007	2006	2007	2006

Basic:
Average shares outstanding	20,351,000	19,593,000	20,254,000	19,428,000

Net Income	$7,939,000	$6,968,000	$31,053,000	$12,195,000
Per share amount	$0.39	$0.36	$1.53	$0.63

Diluted:
Average shares outstanding	20,351,000	19,593,000	20,254,000	19,428,000
Dilutive stock securities based on the treasury stock method using average market price	385,000	272,000	455,000	252,000

Totals	20,736,000	19,865,000	20,709,000	19,680,000

Net Income	$7,939,000	$6,968,000	$31,053,000	$12,195,000
Per share amount	$0.38	$0.35	$1.50	$0.62